EXHIBIT 1

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               ICE Costa Rica Selects ECI Telecom for $59 Million
                       Nationwide Optical Backbone Network

     Countrywide turnkey network includes over 100 XDM optical platforms and installation of the entire physical infrastructure

PETAH TIKVA, Israel --- October 10, 2005 --- ECI Telecom (NASDAQ:ECIL) today announced that it has signed an agreement with ICE (Instituto Costarricense de Electricidad), a government owned utility company in Costa Rica, to provide it with an advanced backbone network across Costa Rica, enabling telecommunication traffic routing throughout the country. This turnkey project calls for ECI to deploy a complete optical transmission network and the entire infrastructure installation, based on its XDM(R) Multi-Service Provisioning Platform (MSPP). The network will provide ICE with the needed capacity to deliver voice and data services to fixed and mobile subscribers. The project is worth $59 million. Deployment is expected to start in approximately 3 months and be completed over a 21-month period. The contract is subject to final approval by the General Comptroller of Costa-Rica.

The project includes the delivery and installation of ECI's XDM converged SDH and DWDM optical platforms, which enable up to 40 channels of 10 Gigabits each, meeting the long-term bandwidth capacity needs of ICE. In addition, the XDM platform handles ATM, point-to-point IP and Gigabit Ethernet, giving ICE an advanced network architecture for future services and expansion. The XDM will be managed by LightSoft(R), ECI's state-of-the-art multi-dimensional management system, which incorporates different technology layers to allow operators multiple technology-centered views of the network, including SDH/SONET, optics, and Ethernet.

Under the terms of the contract, ECI will provide all aspects of the fiber installation and design, supply the fiber optic cables, digging of the fiber canals and ducting the fiber installation works of over 1000 km across the urban and rural areas of Costa Rica.


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"ECI is proud to be selected by ICE to deliver a world-class network for Costa
Rica," said Israel Rozen, Vice President of Turnkey Projects at ECI Telecom. "ICE's visionary leadership for providing its customers the most advanced voice and data services promises to be exciting. It is a pleasure for ECI to have the opportunity to be part of such an important initiative."

"We selected ECI as their single-platform technology is very advanced, providing us with the needed flexibility for future services," said Claudio Bermudez, Telecommunications General Manager of ICE. "This is one of the largest and most strategic infrastructure projects in Costa Rica, and we have great confidence in ECI's field-proven experience to undertake such a important turnkey assignment."

"We believe that the XDM is an optimal solution in the deployment of new backbone wireline networks, as it supports a full range of applications and protocols over a single, cost-effective platform," said Doron Inbar, President and CEO of ECI Telecom. "This order further reinforces ECI's reputation as a leading provider in the fast-growing MSPP market."

About ICE

ICE, (Instituto Costarricense de Electricidad), a governmental agency, is the Costa Rican electricity institute. ICE is the sole telecommunications provider in Costa Rica.

About ECI Telecom

ECI provides advanced telecommunications solutions to leading carriers and service providers worldwide. By translating a deep understanding of their needs into innovative, technologically advanced solutions, ECI enables its customers to increase the value of the infrastructure of their networks and reduce operating expenses. ECI's platforms provide carriers and service providers with carrier-grade solutions for easily introducing new revenue-generating services.

ECI provides innovative IP service delivery solutions to the converged telecom networks encompassing Broadband access gateways, Service Edge Routers, Optical transport, Core IP/MPLS routers, NGN VoIP and multimedia applications and services. ECI maintains a global sales, marketing and customer support network, as well as a host of strategic channel relationships worldwide.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.


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Contact:

Investor Relations:

Jay Kalish, VP Investor Relations, Tel: International access code
+972-3-926-6255, jay.kalish@ecitele.com

Media Relations:

Karen Gershon, Corporate Communications, Tel: International access code +972-3-926-8341, Karen.gershon@ecitele.com

Fran Bosecker, PR@vantage, Tel: +1-212-532-5740, fbosecker@pr-vantage.com